Exhibit (a)(3)

Microvision, Inc.

Election Form

Offer to Cancel and Regrant Stock Options

Election to Participate

I,             , have received and carefully reviewed the documents summarizing the Offer to Exchange dated April 18, 2006, distributed to employees of Microvision, Inc. (the “Company”) holding eligible options under the Microvision, Inc. 1996 Stock Option Plan, as amended, and/or a Non-Qualified Stock Option Agreement outside the Plan. I elect to have all of the eligible option(s) held by me, as specified below, to be cancelled as of May 17, 2006. I understand that new options will be granted to me on May 17, 2006 as defined in the documents provided. I hereby agree that, unless I revoke my election prior to May 17, 2006, my election will be irrevocable and as such eligible options will be canceled as of May 17, 2006.

I acknowledge that I will have no right to exercise all or any part of the cancelled option(s) in any event and the new options will only be issued to me if I continue to be employed by Microvision through May 17, 2006. I further acknowledge and agree that neither the ability to participate in the offer to cancel and regrant eligible options nor actual participation in that program shall be construed as a right to continued employment with the Company.

Option Number	Option Grant Date	Number of eligible options granted	Exercise Price	Vesting Date	Expiration Date

You must check the following box if you wish to participate in the Offer:

☐	I hereby offer to cancel, upon the terms and conditions stated in the documents, all of the eligible option(s) indicated above.

Election to Not Participate

☐ I elect to decline the opportunity to participate in the Offer

(Print Name)	(Signature)

Date

Return completed Election Form to Microvision Payroll Department, 6222 185th Ave. NE, Redmond, WA 98052.

You may email questions to Options_Desk@microvision.com